As filed with the Securities and Exchange Commission on December 3, 1999

                                                                File No. 70-9537

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM U-1
                    -----------------------------------------
                               AMENDMENT NO. 1 TO
                             APPLICATION/DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
              ----------------------------------------------------

New England Electric System                   Eastern Utilities Associates
Massachusetts Electric Company                Blackstone Valley Electric Company
Granite State Electric Company                Eastern Edison Company
The Narragansett Electric Company             Montaup Electric Company
Nantucket Electric Company                    Newport Electric Corporation
New England Power Company                     One Liberty Square, PO Box 2333
New England Hydro-Transmission Corporation    Boston, MA 02109
New England Hydro-Transmission Electric
  Company
New England Electric Transmission Corporation
Research Drive LLC
New England Power Service Company
New England Energy Incorporated
25 Research Drive
Westborough, MA  01582

              (Name of companies and top registered holding company
                 parents filing this statement and addresses of
                          principal executive offices)
       ------------------------------------------------------------------

Michael E. Jesanis                             Donald G. Pardus
Kirk L. Ramsauer                               Clifford J. Hebert, Jr.
New England Electric System                    Eastern Utilities Associates
25 Research Drive                              One Liberty Square, P.O. Box 2333
Westborough, MA  01582                         Boston, MA  02109

                   (Name and addresses of agents for service)
                       ----------------------------------
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      The Commission also is requested to send copies of any communications in connection with this matter to:

Clifford M. Naeve, Esq.                 Arthur I. Anderson, P.C.
Judith A. Center, Esq.                  David A. Fazzone, P.C.
W. Mason Emnett, Esq.                   Amy J. Gould, Esq.
William C. Weeden                       McDermott, Will & Emery
Skadden, Arps, Slate, Meagher &         28 State Street
Flom LLP                                Boston, MA  02109-1775
1440 New York Avenue, N.W.
Washington, D.C. 20005

          New England Electric System ("NEES"), a registered public utility holding company organized as a voluntary association in the Commonwealth of Massachusetts, and Eastern Utilities Associates ("EUA"), a registered public utility holding company organized under a Declaration of Trust in the Commonwealth of Massachusetts (collectively, the "Applicants"), hereby amend their Application/Declaration on Form U-1 in File No. 70-9537 as follows:


1.   By amending and restating the first paragraph in Item 1.A. as follows:

               "This Form U-1 Application/Declaration
     ("Application/Declaration") seeks approvals relating to the proposed combination of New England Electric System ("NEES"), Eastern Utilities Associates ("EUA"), and Research Drive LLC ("LLC"), a Massachusetts limited liability company1 (the "Merger"). Pursuant to the merger, LLC will merge with and into EUA, with EUA as the surviving entity, and, therefore, a wholly-owned subsidiary of NEES. EUA subsequently will be merged with and into NEES, with NEES as the surviving entity (together with the Merger, the "Transaction"). Subsequent to the Transaction, NEES will remain a registered holding company pursuant to the Public Utility Holding Company Act of 1935 (the "Act"). This Application/Declaration is filed by NEES on behalf of itself and its electric utility subsidiaries: Massachusetts Electric Company ("Mass. Electric"); Granite State Electric Company ("Granite State"); The Narragansett Electric Company ("Narragansett"); Nantucket Electric Company ("Nantucket"); New England Power Company ("NEP"); New England Hydro-Transmission Corporation ("N.H. Hydro"); New England Hydro-Transmission Electric Company ("Mass. Hydro"); New England Electric Transmission Corporation ("NEET"), and non-utility subsidiaries:
     LLC; New England Power Service Company ("Service Company"); New England Energy Incorporated ("NEEI"), and by EUA on behalf of itself and its electric utility subsidiaries: Blackstone Valley Electric Company ("Blackstone"); Eastern Edison Company ("Eastern Edison"); Montaup Electric Company ("Montaup"); and Newport Electric Corporation ("Newport")."

---------------

1 NEES owns ninety-nine percent of the voting securities of LLC and NEES Global, Inc. ("NEES Global") owns the remaining one percent. NEES Global is wholly-owned by NEES.

2.   By amending and restating the fifth paragraph in Item 1.A. as follows:

               "The Transaction which is the subject of this Application/Declaration is not contingent upon consummation of the NEES/NGG Merger. However, the instant Transaction has the full support of NGG. It is expected that the joint effect of this Transaction and the NEES/NGG Merger will be the creation of a new registered holding company, NGG, which will own a stronger, more efficient U.S. electric utility business formed through the consolidation of NEES and EUA.3 In any event, the timing of the Commission's action on the Merger and the NEES/NGG Merger is uncertain. Should the Commission approve the NEES/NGG Merger first, NGG has committed to joining NEES as an applicant to this Application/Declaration. Applicants also note that, should the Commission approve the Transaction first, NEES and NGG have requested in the Application/Declaration seeking approval of the NEES/NGG Merger (Amendment No. 4 to File 70-9473, filed October 8,
     1999) that such Application/Declaration be deemed a request for the acquisition of an indirect interest in the EUA subsidiaries and operations acquired by NEES."


3. By amending and restating the paragraph describing the acquisition of common shares, located under the heading "1. General Request" in Item 1.A.1. as follows:

     o "The mergers of Eastern Edison and Mass. Electric, with Mass. Electric being the surviving entity; NEP and Montaup,4 with NEP being the surviving entity; and Blackstone, Newport, and Narragansett, with Narragansett being the surviving entity; (the 6 5/8% Preferred Stock of Eastern Edison to be mandatorily exchanged for a new issue of preferred stock of Mass. Electric with the same par value, divided rate, and redemption provisions; the 5 7/8% Pollution Control Revenue Bonds of Eastern Edison to be assumed by Mass. Electric; the parties currently intending that all of the other outstanding publicly held securities of Eastern Edison, Montaup, Blackstone, and Newport will be either redeemed, retired, or defeased);"

---------------

3 The effects of the merger of NEES and NGG in conjunction with the Trans action are addressed at various points in this Application/Declaration.

4    See note 9, infra.

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
4. By amending and restating the paragraph describing the merger of EUA Service Corporation into New England Power Service Company, located under the heading "1. General Request" in Item 1.A.1. as follows:

     o "The merger of EUA Service Corporation ("EUA Service") into Service Company, with Service Company being the surviving service company, and the former EUA companies entering into service agreements with Service Company in the authorized form;"


5. By amending and restating the third paragraph in Item 1.A.1, describing the regulatory approvals required by the merger of NEES, EUA and LLC, as follows:

               "The Merger also requires receipt of the approval of: (i) the Commission under the Act; (ii) the Federal Energy Regulatory Commission ("FERC"), which approval was granted on September 29, 1999 in New England Power Company, 88 FERC para. 61,292 (1999), attached hereto as Exhibit D-1.A; (iii) the Nuclear Regulatory Commission ("NRC"); (iv) the Federal Communications Commission ("FCC"); (v) the Vermont Public Service Board (the "VPSB"); and (vi) the Connecticut Department of Public Utility Control (the "CDPUC"), which approval was granted on October 27, 1999 in Application of Montaup Electric Company, Docket Nos. 99-08-11, 99-08-12, 99-08-13 (Oct. 27, 1999), attached hereto as Exhibit D-5.A.5 Additionally, pursuant to Chapter 247 of the Acts of 1999 of the General Assembly of the State of Rhode Island and the Providence Plantations (99-H 6374 am), enacted July 1, 1999, the Rhode Island Division of Public Utilities and Carriers ("RIDIV") must approve a merger of public utilities. Therefore, the RIDIV has jurisdiction to approve the merger of Blackstone and Newport into Narragansett."

---------------

5 In mid-November 1999, Montaup sold its ownership interest in the Seabrook Nuclear Plant located in New Hampshire and is no longer regulated by the New Hampshire Public Utilities Commission ("NHPUC"). Therefore, NHPUC approval of the Transaction would not be required. The NHPUC, however, has asserted jurisdiction over the acquisition by NGG of all of the common shares of NEES. The NHPUC has approved this acquisition, concluding that the acquisition of NEES by NGG will not result in any net harm to New Hampshire ratepayers. New England Electric System, Order No. 23,308, DE 99-035 (Oct. 4, 1999) (attached hereto as Exhibit D-6.A).

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
6.   By amending and restating the fourth paragraph in Item 1.B.1.a. as follows:

               "NEES owns all of the voting securities of the following four distribution subsidiaries: Mass. Electric, Narragansett, Granite State, and Nantucket (collectively, the "Electricity Delivery Companies"). NEES also owns 99.97 percent of the outstanding voting securities of its principal transmission subsidiary, NEP. Together, the Electricity Delivery Companies and NEP constitute a single integrated electric utility system (the "NEES System") that is directly interconnected with other utilities in New England and New York State, including EUA, and indirectly interconnected with utilities in Canada. The NEES System covers more than 4,500 square miles with a population of approximately 3,000,000. At December 31, 1998, NEES and its subsidiaries had approximately 3,540 employees. A map marking the entire NEES service area is attached as Exhibit E-4."


7.   By amending and restating the tenth paragraph in Item 1.B.1.a. as follows:

               "NEET is a wholly-owned subsidiary of NEES. NEET owns and operates a direct current/alternating current converter terminal facility for the first phase of the Hydro-Quebec and New England interconnection (the "Interconnection") and six miles of high voltage direct current transmission line in New Hampshire. NEET, Mass. Hydro (described below) and N.H. Hydro (described below) together own and operate, on behalf of New England Power Pool ("NEPOOL") participants in the second phase of the Interconnection, a 450 kV direct current transmission line and related terminals. As of December 31, 1998, NEET had total assets of $35.2 million, operating revenues of $9.6 million and net income of $813,000."


8. By amending and restating the eleventh paragraph in Item 1.B.1.a. as follows:

               "N.H. Hydro, in which NEES holds 53.97 percent of the common stock, operates 121 miles of high-voltage direct current transmission lines in New Hampshire for the second phase of the Interconnection, extending to the Massachusetts border. At the end of 1998, N.H. Hydro had total assets of $131.0 million, operating revenues of $31.7 million and net income of $4.8 million."

9. By amending and restating the twelfth paragraph in Item 1.B.1.a. as follows:

               "Mass. Hydro, 53.97 percent of the voting stock of which is held by NEES, operates a direct current/alternating current terminal and related facilities for the second phase of the Interconnection and 12 miles of high-voltage direct current transmission lines in Massachusetts. At the end of 1998, Mass. Hydro had total assets of $160.0 million, operating revenues of $37.0 million and net income of $7.9 million."


10.  By amending and restating the eighth paragraph in Item 1.B.1.b. as follows:

               "Montaup, a subsidiary of Eastern Edison9, is a generation and transmission company that supplies electricity at wholesale to Eastern Edison, Blackstone, Newport, and two unaffiliated utilities. Consistent with the electric utility industry restructuring legislation passed in Massachusetts and Rhode Island and settlement agreements approved by regulators in those states and at the FERC, Montaup has agreed to sell all of its generating assets and transfer its non-nuclear power purchase contracts. Montaup has minority ownership interests in Vermont Yankee, Connecticut Yankee, Maine Yankee, and Yankee Atomic. Montaup also owns minority interests in Millstone 3. As noted above, Yankee Atomic, Connecticut Yankee and Maine Yankee permanently have shut down operations. In addition, Montaup continues to attempt to sell its interests in Vermont Yankee and Millstone 3. At the end of 1998 Montaup had total assets of $641.0 million, operating revenues of $324.7 million and net income of $15.5 million. Montaup is subject to the regulation of the FERC, and the NRC, and to limited regulation by the MPUC, the CDPUC, the VPSB, and the MDTE."

---------------

9 Montaup currently is a subsidiary of Eastern Edison. However, on July 14 1999, EUA filed an application (File No. 70-9527) with the Commission seeking authority for Eastern Edison to transfer to EUA, and for EUA to acquire from Eastern Edison, all of Eastern Edison's investment in Montaup's capitalization, so that EUA will become the direct parent of Montaup.

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
11. By amending and restating the heading of and paragraph in Item 1.B.3.a.v. as follows:

                    "v.     AllEnergy Marketing Company, L.L.C.

               AllEnergy Marketing Company, L.L.C. ("AllEnergy") is an indirect, wholly-owned subsidiary of NEES. NEES Energy owns 100 percent of the voting securities of AllEnergy. AllEnergy, a member of NEPOOL, markets energy commodities (natural gas, propane, and oil) and provides a wide range of energy-related services, including but not limited to, marketing, brokering and sales of energy, audits, fuel supply, repair, maintenance, construction, operation, design, engineering, and consulting to customers in the competitive power markets of New England and New York. AllEnergy also owns Texas Liquids LLC, which is principally a propane and natural gas marketer with its home office in New Jersey. On February 12, 1999, NEES and AllEnergy acquired Griffith Consumers Company, a full service distributor of residential and commercial heating oil in Washington, D.C., and in parts of Maryland, Delaware, Virginia, and West Virginia. On July 1, 1999, AllEnergy acquired Texas-Ohio Gas, Inc., a unit of Denver-based New Century Energies that sells gas to about 3,000 commercial and industrial customers in the Northeast of the United States."


12. By amending and restating the heading of and paragraph in Item 1.B.3.a.viii. as follows:

                    "viii.  NEEI

               As part of NEES' plan to divest its generating business, NEEI, wholly-owned by NEES, sold its oil and gas properties in February 1998. NEEI is currently inactive."


13. By amending and restating the second paragraph in Item 3.A.1.b.ii. as follows:

               "The Commission has concurrent jurisdiction in assessing the competitive impacts of the Transaction with the DOJ, the FTC, and the FERC. Additionally, the MDTE may inquire into the effects of competition. Applicants filed Notification and Report Forms with the DOJ and the FTC, which contain a description of the Transaction's effects on competition, as required by the HSR Act, and received clearance under the HSR Act on April 30, 1999. In addition, the FERC has concluded in its order approving the Transaction under Section 203 of the FPA, attached hereto as Exhibit D-1.A, that the proposed merger of NEES and EUA "does not raise competitive concerns." New England Power Company, 88 FERC para. 1,292 at 12 (1999) (mimeo). In particular, the FERC found the NEES system following the acquisition of EUA's assets would have only small interests in, and no operational control over, jointly-owned generating resources within NEPOOL. This lack of control over generation resources, combined with the market rules imposed by the ISO New England, would preclude any ability of NEES to exercise market power by withholding output from the energy market. Additional, detailed discussions and testimony explaining that the Transaction will not have any adverse effect on competition are contained in Applicant's FERC application, attached to Exhibit D-1 hereto."


14. By amending and restating the third paragraph in Item 3.B.1.b.iv. as follows:

               "The Transaction will not impair the effectiveness of state regulation. Following the Transaction, NEES and its subsidiaries will continue to be regulated by the same state commissions which currently regulate them, including those of Massachusetts and Rhode Island, which now regulate EUA's utility activities. The Transaction has been approved by the CDPUC, which found the Transaction does not adversely affect electric service in Connecticut. Application of Montaup Electric Company, Docket Nos. 99-08-11, 99-08-12, 99-08-13 (Oct. 27, 1999) (attached hereto as
     Exhibit D-5.A). The Transaction also is subject to the approval of the VPSB and the RIDIV. In addition, Applicants are seeking rate plan approval from the MDTE and the RIPUC."


15.  By amending and restating the paragraph in Item 4 as follows:

               "In addition to required Commission approvals, the following have jurisdiction over various aspects of the Transaction (and related subsidiary company consolidations): the FERC, the NRC, the FCC, the VPSB, the CDPUC, the MDTE, and the RIDIV. In addition, Applicants are seeking approval from the MDTE and the RIPUC for a rate plan that allows recovery of the costs of the acquisition and the acquisition premium.

               As discussed above, on September 29, 1999, the FERC conditionally approved the Transaction under Section 203 of the FPA. New England Power Company, 88 FERC para. 61,292 (1999) (attached hereto as Exhibit D-1.A). On October 27, 1999, the CDPUC also approved Transaction. Application of Montaup Electric Company, Docket Nos. 99-08-11, 99-08-12, 99-08-13 (Oct. 27, 1999) (attached hereto as Exhibit D-5.A). In addition, Applicants filed notification and report forms under the HSR Act with the DOJ and the FTC with respect to the Merger. On April 30, 1999, Applicants received clearance for the Merger under the HSR Act."


16.  By filing the following exhibits:

     A.   Exhibits

D-1.A     Order of the Federal Energy Regulatory Commission

D-5.A     Order of the Connecticut Department of Public Utility Control

D-6.A     Order of the New Hampshire Public Utilities Commission

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Applicants have duly caused this Application to be signed on their behalf by the undersigned thereunto duly authorized.


NEW ENGLAND ELECTRIC SYSTEM*

By:       /s/ Kirk L. Ramsauer                         Date:  12/2/99
          ---------------------------------------           -----------

Title:    Deputy General Counsel
          ---------------------------------------

          * The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an Agreement and Declaration of Trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which, as amended, has been filed with the Secretary of the Commonwealth of Massachusetts. Any agreement, obligation, or liability made, entered into, or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer, or agent thereof assumes or shall be held to any liability therefor.


EASTERN UTILITIES ASSOCIATION**

By:       /s/ Donald G. Pardus                         Date:  12/2/99
          ---------------------------------------           ------------

Title:    Chairman / CEO
          ---------------------------------------

          ** The name "Eastern Utilities Associates" is the designation of the Trustees of EUA for the time being in their collective capacity but not personally, under a Declaration of Trust dated April 2, 1928, as amended, a copy of which amended Declaration of Trust has been filed in the office of the Secretary of The Commonwealth of Massachusetts and elsewhere as required by law; and all persons dealing with EUA must look solely to the trust property for the enforcement of any claim against EUA, as neither the Trustees nor the officers or shareholders of EUA assume any personal liability for obligations entered into on behalf of EUA.

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